Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

December 29, 2020

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re: Advisors Series Trust (the “Trust”) File Nos.: 333-17391 and 811-07959

Dear Ms. Rotter:

The purpose of this letter is to respond to the oral comments that you provided to Elaine Richards, Secretary of the Trust, and Cheryl King, Treasurer of the Trust, on December 1, 2020, regarding the review of the annual reports, semi-annual reports and prospectuses for the following series of the Trust (the “Funds”):

Fund Name	FYE Reviewed
First Sentier Global Listed Infrastructure Fund (formerly First State Global Listed Infrastructure Fund)	10/31/2019
Huber Capital Equity Income Fund	10/31/2019
Huber Capital Small Cap Value Fund	10/31/2019
Huber Capital Diversified Large Cap Value Fund	10/31/2019
Huber Capital Mid Cap Value Fund	10/31/2019
PIA BBB Bond Fund	11/30/2019
PIA MBS Bond Fund	11/30/2019
PIA High Yield (MACS) Fund	11/30/2019
PIA Short-Term Securities Fund	11/30/2019
PIA High Yield Fund	11/30/2019
Semper MBS Total Return Fund	11/30/2019
Semper Short Duration Fund	11/30/2019
Kellner Merger Fund	12/31/2019
Capital Advisors Growth Fund	12/31/2019
O'Shaughnessy Market Leaders Value Fund	7/31/2020
American Trust Allegiance Fund	2/29/2020
Aasgard Small & Mid-Cap Fund	3/31/2020

The Trust’s response to your comments follow below. For your convenience in reviewing the Trust’s response, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the documents referenced above.

PIA High Yield (MACS) Fund and PIA Short-Term Securities Fund

1)Please confirm that there are no components of other accrued expenses, insurance, other fees or miscellaneous expenses that should be separately classified or captioned on the Statement of Assets and Liabilities.

Response: The Trust responds by stating that there are no components of other accrued expenses, insurance, other fees or miscellaneous expenses that should be separately classified.

Semper MBS Total Return Fund, Semper Short Duration Fund and Capital Advisors Growth Fund

2)Please confirm in correspondence that there are no amounts payable to Trustees that need to be disclosed or explain why such amounts have not been stated separately on the Statement of Assets and Liabilities SX-6-04.

Response: The Trust responds that since each Fund did not have a balance in its accrued directors’ liability, there is no amount that needed to be broken out separately on the Statement of Assets and Liabilities.

Kellner Merger Fund

3)The Kellner Merger Fund has been identified in the Annual Report as a non-diversified fund, but it appears that Fund has been operating as a diversified fund for more than three years. Please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Trust has reviewed the holdings of the Fund and notes that as of month end September 30, 2019 and October 31, 2019, the Fund was non-diversified. Since this was within the last three years, the annual report and most recent prospectus continue to show the fund is non-diversified.

The Trust further responds by noting that the Fund is being reorganized into a newly created series, the AXS Merger Fund (the “Acquiring Fund”), of Investment Managers Series Trust II (“IMST II”) on or around January 22, 2021. The Acquiring Fund has a non-fundamental policy to operate as a non-diversified fund. Assuming shareholders of the Fund approve the reorganization at the shareholder meeting scheduled for January 15, 2021, they will have approved the non-diversified status of the Acquiring Fund.

Huber Capital Equity Income Fund, Huber Capital Small Cap Value Fund, Huber Capital Mid Cap Value Fund

4)Please explain how each Fund meets the diversification requirements considering individual investments representing more than 5% of total assets or greater than 25% of total assets.

Response: The Trust responds by noting that each of the Huber Funds are diversified funds. With respect to 75% of each Fund’s total assets, the Fund may not invest more than 5% of its total assets in the securities of a single issuer or hold more than 10% of the voting securities of such issuer. The diversification of a Fund’s holdings is measured at the time the Fund purchases a security. The Trust responds that based on the last purchase of each security that was greater than 5% of the Fund’s total assets, the Funds were in compliance with the SEC’s diversification rules.

Huber Capital Equity Income Fund - Investor Class, Huber Capital Small Cap Value Fund - Investor Class, Huber Capital Diversified Large Cap Value Fund - Investor Class, and the Huber Capital Mid Cap Value Fund - Investor and Institutional Classes

5)The amounts noted in the Financial Highlights under the caption “Ratio of Expenses to Average Net Assets” before and after do not agree with the amounts in the current Prospectus. Please explain in correspondence why it does not agree.

Response: The Trust responds that the expense ratios noted in the Financial Highlights reflect the actual accrued expenses of each class (including class specific expenses such as 12b-1 distribution fees and shareholder servicing fees). The amounts included in the expense table of the current Prospectus reflect the maximum allowable 0.25% 12b-1 distribution fees for the Investor Class and shareholder servicing fees of 0.15% for the Investor Class and 0.10% for the Huber Capital Mid Cap Value Fund Institutional Class.

Huber Capital Equity Income Fund, Institutional Class

6)With respect to the Financial Highlights, please confirm in correspondence that the amounts noted under the Ratio of Net Investment Income to Average Net Assets and the Ratio of Expenses to Average Net Assets are correct.

Response: The Trust confirms that the ratios noted in the Financial Highlights for the Huber Capital Equity Income Fund, Institutional Class are correct.

Semper MBS Total Return Fund

7)In response to Item C.6 Securities Lending of the Form N-CEN filed on February 10, 2020, it was noted that the Fund is authorized to engage in Securities Lending transactions. Please explain in correspondence if or where the Fund discloses this information in its current Prospectus and Annual Report to Shareholders.

Response: The Trust responds by noting that although the Fund is authorized to engage in securities lending, it has not entered into any Securities Lending Agreements to pursue such transactions. Accordingly, there has been no corresponding disclosure included in the Fund’s Prospectus or shareholder reports.

O’Shaughnessy Market Leaders Value Fund

8)The Form N-CEN filed 10/13/20 did not reflect responses to the questions under Item C-20 which covers lines of credit, interfund lending and interfund borrowing. Please explain in correspondence why responses to these questions were not provided.

Response: The Trust responds by stating that Item C-20 was not answered for the O’Shaughnessy Small Cap Value Fund or O’Shaughnessy Small/Mid Cap Growth Fund because the Funds liquidated before the end of the fiscal year. A response for Item C-20 was provided for the O’Shaughnessy Market Leaders Value Fund which was open for the entire fiscal year.

There were no comments relating to the First Sentier Global Listed Infrastructure Fund, PIA BBB Bond Fund, PIA MBS Bond Fund, PIA High Yield Fund, American Trust Allegiance Fund, and the Aasgard Small & Mid-Cap Fund.

* * * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Cheryl L. King at (414) 287-3010 or Elaine E. Richards at (626) 914-7363.

Very truly yours,

/s/ Cheryl L. King
Cheryl L. King
Treasurer/Principal Financial Officer
ADVISORS SERIES TRUST

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
ADVISORS SERIES TRUST

cc: Domenick Pugliese, Sullivan & Worcester LLP
Linda Kaufmann, Tait, Weller & Baker LLP
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